Exhibit 99.2

RECENT DEVELOPMENTS

TOTAL announces its interim dividend for the first quarter 2014

On April 30, 2014, TOTAL S.A. (including its subsidiaries and affiliates, “TOTAL”) announced that its Board of Directors approved a first quarter 2014 interim dividend of €0.61 per share. This interim dividend, increased by 3.4% compared to the first quarter 2013, is payable in euros according to the following timetable:

•                  Ex-dividend date: September 23, 2014

•                  Record date: September 25, 2014

•                  Payment date: September 26, 2014

American Depositary Receipts (“ADRs”) will receive the first quarter 2014 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

•                  Ex-dividend date: September 18, 2014

•                  Record date: September 22, 2014

•                  Payment date: October 10, 2014

Registered ADR holders may also contact The Bank of New York Mellon for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank, or financial institution for additional information.

TOTAL discovers oil in deep offshore Ivory Coast

On April 17, 2014, TOTAL announced that the TOTAL-operated Saphir-1XB exploration well on Block CI-514 proved the presence of liquid hydrocarbons in the deep offshore west of Ivory Coast.

Lying in 2,300 meters of water, Saphir-1XB is the first well drilled in Block CI-514. It was drilled to a total depth of 4,655 meters, encountering approximately forty meters of net pay containing light 34° API oil, in a series of 350 meters of reservoirs.

The data acquired during drilling are being analyzed and will be used to determine the area’s potential and design the delineation program. TOTAL is pursuing its intensive exploration program in the area, with plans to drill two wells in Blocks CI-515 and CI-516 by year-end.

Total E&P Côte d’Ivoire operates Block CI-514 with a 54% interest, alongside CNR International (36%) and PETROCI Holding (10%).

TOTAL launches the development of Kaombo, an ultra-deep offshore project

On April 14, 2014, TOTAL announced that it and its joint venture partners made the final investment decision to develop the ultra-deep offshore Kaombo project in Angola, a project with a production capacity expected to be 230,000 barrels per day (b/d). Following an intensive optimization exercise, the project’s capital expenditure to reach full capacity was reduced by $4 billion to $16 billion, with an expected start-up in 2017.

Located approximately 260 km offshore Luanda in water depths ranging from 1,400 meters to 1,900 meters, the Kaombo project will develop six of the twelve discoveries already made on Block 32. The six fields (Gengibre, Gindungo, Caril, Canela, Mostarda and Louro) cover an area of 800 km2 in the central and southeast part of the block.

The Kaombo development scheme includes fifty-nine subsea wells that are connected through approximately 300 km of subsea lines to two floating production, storage and offloading (FPSO) vessels, each with a production capacity of 115,000 b/d. The two FPSOs will be based on conversions of very large crude carriers (VLCCs) into production units. Associated gas will be exported to the onshore Angola LNG plant.

The Kaombo development includes a substantial level of local content. Over 14 million man-hours of fabrication and construction work will be performed locally in Angolan yards that will be used for equipment fabrication and assembly.

TOTAL is the operator of Block 32, with a 30% stake, alongside Sonangol P&P (30%), Sonangol Sinopec International (20%), Esso Exploration and Production Angola (Overseas) Limited (15%) and Galp Energia (5%).